EXHIBIT 5

Gerald Einhorn

1751 East Oakridge Drive
Salt Lake City, Utah 84106
Telephone (801) 575-8073, Ext. 102
Facsimile (801) 575-8092

October 23, 2007

Riverside Manitoba Inc.

55 Braintree Crescent

Winnipeg, Manitoba R3J 1E1

Canada

Gentlemen:

I am an attorney at law, admitted to practice in the State of New York, and have been requested by you to provide an opinion as to whether Riverside Manitoba Inc. (“Riverside”) has legally issued 8,998,659 shares of fully paid and non-assessable common stock in accordance with the applicable laws of the State of Nevada.

My opinion is provided within the framework of Nevada law as codified in the Nevada Revised Statutes (NRS) and is predicated on an examination of pertinent documentation related to Riverside in connection with the issuance and intended registration of common shares. The documentation examined includes Riverside’s articles of incorporation dated February 14, 2002, its certificate of amendment to its articles of incorporation dated January 21, 2005 and its bylaws adopted on January 27, 2005. I have also examined Riverside’s registration statement on Form SB-2/A-3 and the stock purchase and sale agreement dated January 21, 2005 between the shareholders of Spirit of Youth Enterprises, Inc. and Riverside. Further, I have obtained from the Nevada Secretary of State a Business Entity Information Form which declares the status of Riverside as of October 23, 2007.

Based upon my examination of the foregoing documentation in accordance with the laws of the State of Nevada, I have concluded the following:

1.	Riverside was incorporated on February 14, 2002 pursuant to the laws of the State of Nevada and is in active standing as of October 23, 2007.

2.	Riverside is authorized to issue 45 million shares of common stock, par value $0.001. Therefore, the issuance of 8,998,659 common shares is within the limits of its authorized capitalization.
3.

There is no restriction or control of share ownership or transfer in Riverside’s articles or bylaws, of the types contemplated by NRS 78.242 (rights of refusal/mandatory purchases) or 78.267 (preemptive rights). Similarly the stock purchase and sale agreement dated January 21, 2005 contains no restrictions on ownership or transfer. Accordingly, the ownership or transfer of issued stock is not subject to any type of restriction.

4.

Although NRS 78.275 states generally that corporate stock may be assessable, however, this section is not considered applicable when corporate stock is issued as fully paid and non-assessable. My examination of the pertinent documentation indicates that shares of Riverside were issued as fully paid and non-assessable.

I am therefore of the opinion that under Nevada law, Riverside’s 8,998,659 issued and outstanding common shares are legally issued, fully paid and non-assessable.

Sincerely,

/s/ Gerald Einhorn

Gerald Einhorn

Member, New York State Bar